Commission File No. 1-9987

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 3A-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of August 2002

B+H OCEAN CARRIERS LTD.
(Translation of registrant's name into English)

3rd Floor, Par La Ville Place
14 Par-La-Ville Road
Hamilton HM JX Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

The following document is being furnished herein:

Press release dated August 13, 2002

Area Code: (401) 410.1100

FOR: B+H Ocean Carriers, Ltd.

FROM: Navinvest Marine Services (USA) Inc.
The Sail Loft
19 Burnside Street
Bristol, RI 02809

FOR IMMEDIATE RELEASE

NEW YORK, NEW YORK, August 12, 2002. . . . B+H Ocean Carriers Ltd. (AMEX: BHO) reported unaudited net income of $3,760,000 for the six months ended June 30, 2002, compared to $5,765,000 for the six months ended June 30, 2001. Diluted earnings per share of $0.85 was reported on a weighted average of 4,437,696 shares for the first half of 2002 and $1.34 on 4,315,438 weighted average shares for the same period of 2001.

The Company announced that it had refinanced its floating rate loan facility entered into on October 26, 2000. The facility, which was predominantly used to acquire the Equimar Shipholdings Ltd. ("Equimar") First Preferred Ship Mortgage Notes, was reduced over the past 19 months from the original drawdown amount of $66.3 million to $35.7 million. Equimar is a wholly owned subsidiary of the Company. The new $38.6 million loan facility provides for an additional $2.9 million (earn-out interest) which was due and paid to the original lenders in conjunction with the refinancing of the loan.

The Company owns a fleet of thirteen Medium Range product tankers and one dry bulk carrier.

# # #

For further information, access the Company's website: www.bhocean.com

Company Contact: John LeFrere
917/225-2800

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

B+H OCEAN CARRIERS LTD.
(Registrant)

Date: August 13, 2002

By: [signature]
Michael S. Hudner
Chairman of the Board,
President and Chief
Executive Officer